SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC GROWS 16% TO 9.5MCUSTOMERS

LOAD FACTOR RISES 7% POINTS TO 92%

Ryanair, Europe's favourite airline, today (3 Jun) released customer and load factor statistics for May as follows:

• Traffic grew 16% to 9.5m customers.

• Load factor rose 7% points to 92%.

• Rolling annual traffic to May grew 13% to 93.1m customers.

	May 14	May 15	Change
Customers	8.2M	9.5M	+16%
Load Factor	85%	92%	+7%

Ryanair Chief Marketing Officer, Kenny Jacobs said:

"Ryanair's May traffic grew by 16% to 9.5m customers, while our load factor jumped by 7% points to 92%, thanks to our lower fares, our stronger forward bookings and the continuing success of our "Always Getting Better" customer experience improvement programme, which continues to deliver better than expected load factors on our significantly expanded summer schedule.
Alongside our new routes, increased frequencies, Business Plus and Family Extra services, Ryanair customers can now look forward to further service enhancements, as we roll out Year 2 of our AGB programme in 2015, which includes a new website, new app, new cabin interiors, new crew uniforms, improved inflight menus, reduced fees, and great new digital features such as 'hold the fare' and price comparison services."

ENDS

For further information
please contact:                         Robin Kiely                       Joe Carmody
                                                    Ryanair Ltd                       Edelman Ireland
                                                   Tel: +353-1-9451212       Tel: +353-1-6789333
                                                   press@ryanair.com         ryanair@edelman.com

                                                    Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 June 2015
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary